ALTUS MIDSTREAM COMPANY

One Post Oak Central

2000 Post Oak Boulevard, Suite 100

Houston, TX 77056-4400

(713) 296-6000

January 24, 2022

VIA EDGAR

Irene Barberena-Meissner

Office of Energy & Transportation

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Registration Statement on Form S-3 (File No. 333-262043)

Dear Ms. Barberena-Meissner:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, Altus Midstream Company hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333- 262043) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on January 26, 2022, or as soon as practicable thereafter.

Very truly yours,

ALTUS MIDSTREAM COMPANY

By:	/s/ Ben C. Rodgers
Ben C. Rodgers
Chief Financial Officer

cc:	Troy L. Harder, Bracewell LLP (via E-mail)